Exhibit 99.1

Autohome Inc. Announces Board Change

BEIJING, October 3, 2016 (GLOBE NEWSWIRE) — Autohome Inc. (NYSE:ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that Mr. Yan Kang (“Mr. Kang”) and Mr. Jiun Lang Wang (“Mr. Wang”) have been appointed as directors on the board of directors of the Company (the “Board”), and Mr. Xiang Li and Mr. James Zhi Qin have resigned from the Board, effective as of September 30, 2016.

Mr. Kang has been appointed as president of the Company since June 25, 2016, and he has over 20 years of experience in management consulting and in industry. He was previously director and senior partner at Bain & Company based in Beijing, and co-led Bain’s Asia-Pacific Digital practice, as well as being an expert in the firm’s Consumer Products and Financial Services practices. As a digital expert, Mr. Kang worked with clients to address the growth opportunities that new digital technologies enable. Prior to Bain, he worked at other consultancies both in China and the U.S., and before that worked at Royal Dutch Shell plc in China. Mr. Kang holds a bachelor’s degree from Tsinghua University and an MBA degree from the Yale School of Management.

Mr. Wang has been appointed as chief financial officer of the Company since June 25, 2016, and he has over 20 years of experience as a project manager, chief financial officer and chief operating officer with various companies. He was most recently the chief operating officer at cnYES.com, a leading online financial portal in Taiwan, where he led monetization initiatives as well as supervised corporate functions including accounting, legal, administration and MIS. From 2013 to 2014 he was the chief executive officer of Pinganfang.com, a subsidiary of Ping An Group which focuses on the real estate sector through an online to offline (O2O) strategy. Prior to this, Mr. Wang was the chief financial officer of Anjuke.com, a leading online real estate company in China. He has also worked as head of equity research at Deutsche Bank and ABN Amro in Taiwan, and been a management consultant at McKinsey as well as the country manager for eBay in Taiwan. He holds a bachelor’s degree from National Taiwan University and an MBA degree from Harvard Business School.

Mr. Min Lu, Autohome’s Chairman of the Board and Chief Executive Officer, stated: “We would like to welcome Mr. Kang and Mr. Wang to our Board. We are confident that their diverse perspectives and experiences will be a great asset to the Board and the Company.”

About Autohome Inc.

Autohome Inc. (NYSE:ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall”, a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking statements” pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and changes in circumstances that are difficult to predict. Autohome cautions you therefore against relying on any of these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

Autohome Inc.